STATEMENT OF FINANCIAL CONDITION

As of September 30
(expressed in U.S. dollars)

	2017
	$
ASSETS	
Cash	2,823,558
Cash segregated under federal and other regulations *[note 6]*	1,475,752
Accounts receivable	4,703
Prepaid expenses	18,735
Income taxes recoverable *[note 10]*	96,763
Due from brokers/dealers *[note 9]*	11,162
Deposits and amounts receivable from clearing broker *[note 7]*	59,240
Due from Haywood Securities Inc.	31,241
Total assets	4,521,154
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities	111,306
Due to customers	531,532
Deferred tax liabilities *[note 10]*	6,254
Total liabilities	649,092
Contingencies and commitments *[note 11]*	
Stockholder's equity	
Common stock *[note 8]*	100
Retained earnings	3,871,962
Total stockholder's equity	3,872,062
Total liabilities and stockholder's equity	4,521,154

See accompanying notes

Director